Filed by PPG Industries, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: PPG Industries, Inc.
Commission File No.: 001-01687

The following are excerpts of an investor conference call and web cast hosted by PPG Industries, Inc. on October 18, 2012:

Operator
Your first question comes from the line of Kevin McCarthy representing Bank of America Merrill Lynch. Please proceed.
Kevin McCarthy - Bank of America Merrill Lynch - Analyst
Question: Good afternoon, Chuck. How are you? I was wondering if you could provide us on both the timing of the transaction with Georgia Gulf as well as your latest thoughts on the relative merits of split-off versus spin-off?
Chuck Bunch - PPG Industries Inc. - Chairman of the Board and CEO
Answer: Yes, I can, Kevin. It's good to have you on the line. Right now, as I described in my notes, we anticipate a closing by the first quarter of 2013. We have several items that are still in process. And we have completed one antitrust review here in the U.S. We're waiting for final SEC filings to be completed by both companies. We're waiting for an IRS tax ruling, and similarly in Canada. We have also the Georgia Gulf shareholder vote, which we anticipate later in the fourth quarter, November or December. So we're still on pace we think. We haven't had any surprises so far in -- as we've moved through these items. So I would say we're still on schedule. Our thinking is still in favor of the split and that would be our recommendation today. We are obviously monitoring the financial markets as we go through, and we continue to be, I think, buoyed by the strength overall in the response to the potential transaction, the performance of ours as well as George Gulf's shares. So at this point, we are still pointing towards a split and believe that is the best avenue for PPG and our shareholders.
Operator
We have time for one final question. Your question comes from the line of Kevin Hocevar -- representing Northcoast Research. Please go ahead.
Kevin Hocevar - Northcoast Research - Analyst
Hi, guys. Good afternoon.
Chuck Bunch
Hi, Kevin.
Kevin Hocevar
I wanted to, with the split option, I know -- I think the initial goal was to get 12.5 to 13 million share count reduction, using the split option. And based on the current dynamics of the market, the stock price of PPG and Georgia Gulf, is that still the goal, is that still attainable, or might it be a little less than that?
David Navikas - PPG Industries, Inc. - Senior Vice President, Finance and Chief Financial Officer
Yes, I would say that it's a little bit less than that. I would put it more in the 11, 11.5 million share kind of range. Obviously that's a function of the price of the two companies' stock.

Forward-Looking Statements
Statements in this transcript relating to matters that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 reflecting PPG Industries' current view with respect to future events or objectives and financial or operational performance or results. These matters involve risks and uncertainties as discussed in PPG Industries' periodic reports on Form 10-K and Form 10-Q, and its current reports on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”). Accordingly, many factors could cause actual results to differ materially from the company's forward-looking statements.
This transcript also contains statements about PPG Industries' agreement to separate its commodity chemicals business and merge it with Georgia Gulf Corporation or a subsidiary of Georgia Gulf (the “Transaction”). Many factors could cause actual results to differ materially from the company's forward-looking statements with respect to the Transaction, including, the parties' ability to satisfy of the conditions of the Transaction; the parties' ability to complete the Transaction on anticipated terms and schedule, including the ability of Georgia Gulf to obtain shareholder approval and the ability of the parties to obtain regulatory approvals and the anticipated tax treatment of the Transaction and related transactions; risks relating to any unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects; business and management strategies for the management, expansion and growth of Georgia Gulf's operations; and Georgia Gulf's ability to integrate PPG's commodity chemicals business successfully after the closing of the Transaction and to achieve anticipated synergies; and the risk that disruptions from the Transaction will harm PPG's or Georgia Gulf's business.
Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.
Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on PPG's consolidated financial condition, results of operations or liquidity.
Forward-looking statements speak only as of the date of their initial issuance, and PPG does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by applicable law.
Additional Information and Where to Find It
This communication does not constitute an offer to buy, or solicitation of an offer to sell, any securities of Georgia Gulf, PPG's commodity chemicals business or PPG. In connection with the Transaction, Georgia Gulf will file with the SEC a proxy statement on Schedule 14A and a registration statement on Form S-4 that will include a prospectus of Georgia Gulf relating to the Transaction. In addition, Eagle Spinco, Inc., a subsidiary of PPG, will file with the SEC a registration statement on Form S-4 and S-1 that will include a prospectus of the PPG commodity chemicals business relating to the Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS AND PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GEORGIA GULF, PPG'S COMMODITY CHEMICALS BUSINESS AND THE TRANSACTION. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, copies of the registration statements and proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Georgia Gulf's website at www.ggc.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link, or upon written request to Georgia Gulf, Georgia Gulf Corporation, 115 Perimeter Center Place, Suite 460, Atlanta, Georgia 30346, Attention: Investor Relations, or from PPG upon written request to PPG, PPG Industries, Inc., One PPG Place, Pittsburgh, Pennsylvania 15272, Attention: Investor Relations. Shareholders may also read and copy any reports, statements and other information filed by Georgia Gulf or PPG with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC's website for further information on its public reference room.